UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”), upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by Roche Investments with the SEC on February 9, 2009, as amended (the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

On March 12, 2009, the Company entered into an Agreement and Plan of Merger with Roche Holdings, Inc. and Roche Investments (the “Merger Agreement”) and related Guarantee by Roche Holding Ltd for the benefit of the Company (the “Guarantee”), pursuant to which Roche agreed to increase the Offer price to $95.00 per Share (the “Revised Offer Price”) and to change certain other terms and conditions of the Offer (the “Revised Offer”) and the Special Committee agreed to recommend that the Company’s stockholders, other than Roche and its affiliates, accept the Revised Offer and tender their Shares pursuant to the Revised Offer.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented to add the following information:

On March 17 and 18, 2009, the plaintiffs in the three related actions pending in the United States District Court for the Northern District of California filed amended complaints adding Roche Investments as a named defendant, updating the factual allegations contained therein, and seeking, among other things, damages and declaratory and injunctive relief based on allegations that the Special Committee’s decisions to enter into the Merger Agreement and recommend the Revised Offer constituted breaches of its fiduciary duties, that Roche aided and abetted such breaches and that the Company’s filings with the SEC included materially false, misleading or omissive disclosures under the U.S. federal securities laws.

On March 23, 2009, counsel to the parties to the consolidated action pending in the Court of Chancery of the State of Delaware (captioned In re Genentech, Inc. Shareholders Litigation), as well as counsel to the parties to the consolidated action pending in the Superior Court of the State of California, County of San Mateo, and the four actions pending in the United States District Court for the Northern District of California (collectively, the “California Actions”), entered into a Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement Stipulation”) to resolve these actions. Pursuant to the Settlement Stipulation, the Delaware consolidated action will be dismissed with prejudice on the merits, the plaintiffs in the California Actions will voluntarily dismiss with prejudice the California Actions, and all defendants will be released from any claims relating to, among other things, the Revised Offer, the Merger, the Merger Agreement and any disclosure made in connection therewith. The Settlement Stipulation is subject to customary conditions, including final approval by the Delaware Court of Chancery following notice to the Company’s stockholders, completion of certain confirmatory discovery and consummation of the Merger. A hearing will be scheduled at which the Court of Chancery of the State of Delaware will consider the fairness, reasonableness and adequacy of the settlement.

The settlement will not affect the price per Share paid in the Revised Offer or the consideration paid in the Merger.

The defendants, including Mr. Levinson and the members of the Special Committee, have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they engaged in any wrongdoing. The defendants entered into the Settlement Stipulation to eliminate the uncertainty, burden, risk, expense and distraction of further litigation. The foregoing description of the Settlement Stipulation does not purport to be complete, and a copy of the Settlement Stipulation is attached as Exhibit (a)(5)(lxi) to the Schedule TO and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

(a)(16)	Presentation by Goldman Sachs & Co. to the Special Committee, dated September 15, 2008

(a)(17)	Presentation by Goldman Sachs & Co. to the Special Committee, dated September 22, 2008

(a)(18)	Stipulation and Agreement of Compromise, Settlement, and Release, dated March 23, 2009 (which is incorporated herein by reference to Exhibit (a)(5)(lxi) of Amendment No. 7 to the Schedule TO filed by Roche Investments USA Inc. on March 23, 2009)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen G. Juelsgaard
	Name:	Stephen G. Juelsgaard
	Title:	Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 23, 2009

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